

September 20, 2013

<u>Via E-mail</u>
John T. McGinnis
Senior Executive Vice President and Chief Financial Officer
HSBC USA Inc.
452 Fifth Avenue
New York, NY 10018

> **Re:** **HSBC USA Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 4, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 5, 2013**
> **File No. 001-07436**

Dear Mr. McGinnis:

We have reviewed your filings and response letter dated March 15, 2013 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Balance Sheet Review, page 52</u>

1. We note your response to prior comment 1 related to the accounting policies for your unallocated gold and other unallocated metals. We continue to evaluate your response to this comment.

Critical Accounting Policies and Estimates, page 46
Goodwill Impairment, page 47

2. We note your disclosure that the carrying value of your reporting units is determined by applying a capital charge consistent with Basel II requirements to the units' risk-weighted assets. Please respond to the following:
    - Clarify whether all of the shareholders' equity of the company is allocated out to the reporting units or whether a portion of the amount is allocated to a corporate or other segment.   To the extent the entire amount of shareholders' equity is not attributed out to the reporting units, please quantify the amount of equity that is not allocated out.
    - Tell us why you use this risk-weighted assets approach to determine the carrying value of your reporting units when HSBC Holdings plc determines the carrying value of its cash generating units (CGUs) based on the actual assets and liabilities of the CGUs because they have separate legal entities for their geographical regions and global businesses.
    - Tell us in more detail how you are able to ensure the way you derive the fair value of your reporting units (discounted cash flow method) is reflective of all of the assets and liabilities that you have determined make up the carrying value of the reporting units through your determination of the carrying value based upon a risk-weighted assets approach.

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies and New Accounting Pronouncements, page 137
Resale and Repurchase Agreements, page 138

3. We note your disclosure that "generally" you account for resale and repurchase transactions as secured lending and secured borrowing agreements, as applicable. Please revise your disclosure in future filings to address the following:
    - Describe the circumstances under which you would not account for resale and repurchase agreements as secured lending and borrowing agreements.
    - Quantify how much of your resale and repurchase agreements are not accounted for as secured lending or borrowing agreements for each period presented.

Note 8 - Loans, page 157
Age Analysis of Past Due Loans, page 157

4. We note a significant increase in home equity mortgages that are 1-29 days past due at December 31, 2012 compared to December 31, 2011. Please respond to the following:
    - Tell us whether you have identified any trends driving the increase in early stage delinquencies (1-29 days past due) for the home equity mortgage portfolio. In this regard, we note that the level of early stage delinquencies at March 31, 2013 for this home equity portfolio remains consistent with the levels as of December 31, 2012.

- We note per page 19 of your March 31, 2013 Form 10-Q that other loan portfolios experienced a significant increase in early stage delinquencies at March 31, 2013 relative to the levels at December 31, 2012 and 2011. Specifically, we note sharp increases in early stage delinquencies for each category of commercial loans except for global banking. Please identify any trends which you believe may be driving these early stage delinquencies.
- Tell us why you revised your definition of "current" loans in your June 30, 2013 Form 10-Q to be based on loans less than 30 days past due as compared to prior periods where loans that were 1-29 days past due were classified separately.
- In light of your change in the definition of "current" loans as of June 30, 2013, please tell us whether you have identified other credit metrics to serve as leading indicators.

Note 29 - Fair Value Measurements, page 222

5. Please refer to our prior comment 19 regarding liquidity risk adjustments and address the following:
   - It remains unclear how you are incorporating your liquidity adjustment into your level 3 valuation models when you cannot quantify the amount. For example, your response states that "…all risk factors are considered in estimating the range of unobservable inputs…". You further indicate in your response that you use stress scenarios to determine your liquidity adjustment where no market consensus data is available.
   - Please better describe how the use of historical information and a stress procedure implicitly estimate liquidity risk. Also, please revise your disclosure to provide a discussion of how you determine the best estimate within the stress test range.
   - Please provide an estimate of the liquidity risk as a percent of value where no market consensus data is available.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Notes to the Consolidated Financial Statements, page 10
Note 6 - Loans, page20
Impaired Commercial Loans, page 26

6. Your disclosure indicates that you experienced a charge-off of a single loan totaling $57 million. However, the balance of impaired loans with an allowance has increased while the related allowance for loan losses has decreased significantly. Please clarify where this loan is reported in this disclosure (i.e. clarify whether it is reported as a loan with no allowance subsequent to the charge-off or whether it is still reported in the loans with an associated impairment reserve). It appears that the impairment reserve, even accounting for this charge-off, has decreased. Please revise your disclosure, either here or in management's discussion and analysis as appropriate, to discuss the reasons for this trend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant